UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 4173
Ness Ziona 7414003, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Evogene Ltd., or the Company, reports changes in its management:

Dr. Nir Arbel has been appointed Chief Product Officer, effective August 15, 2021. Dr. Arbel has over ten years of experience in biotechnology and medical technology companies in product development and commercialization. Prior to joining the Company, Dr. Arbel served as CEO and Co-Founder of Carmentix Pte Ltd, Singapore, a company focused on high-risk pregnancy prognosis, from 2015 to 2020, and as the Operating Partner in Esco Ventures, a medical technology fund based in Singapore, from 2016 to 2020. Dr. Arbel holds a Ph.D. in Biochemistry from Ben-Gurion University.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission, or SEC, File No. 333-253300), and Form S-8 (SEC File Nos. 333-193788, 333-201443 and 333-203856) of the Company, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2021	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer